SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No.1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TIANLI AGRITECH, INC.
_____________________________

(Name of Issuer)

Common Shares, $0.001 par value
____________________

(Title of Class of Securities)

883993602
_____________

(CUSIP NUMBER)

Hanying Li, Chair, Chief Executive Officer and President
TIANLI AGRITECH, INC.
 Suite K, 12th Floor, Building A, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010
 (+86) 27 8274 0726
_________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 28, 2013
_____________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  883993602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Wei Gong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,760,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,760,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.77%
14	TYPE OF REPORTING PERSON IN

________________
*	Based upon 13,964,000 shares of the Issuer's common stock issued and outstanding as of October 28, 2013.

Item 1. Security and Issuer

This Amendment to the Schedule 13D relates to the acquisition on October 28, 2013 by Wei Gong of 522,000 common shares, $0.001 par value (the “Shares”), of Tianli Agritech, Inc. (the "Issuer"), having its principal executive offices at Suite K, 12th Floor, Building A, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City,Hubei Province, China 430010.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Wei Gong (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o the Issuer, Suite K, 12th Floor, Building A, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City,Hubei Province, China 430010.

      (c) The Reporting Person is a director of the Wuhan East Lake Hi-tech Innovation Centre, a business incubator in Wuhan, China.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

      The source of the funds, in the aggregate sum of $605,520, used by the Reporting Person to acquire the Shares to which this statement relates was personal funds.

Item 4. Purpose of Transaction

      (a) The Reporting Person purchased the Shares for investment. The Reporting Person does not have any other plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) On October 17, 2013, the Reporting Person was appointed a director of the Issuer.  The Reporting Person does not have any other plan or proposal which relates to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 2,760,000 common shares of the Issuer, representing approximately 19.77% of the issued and outstanding common shares of the Issuer based upon the 13,964,000 common shares of the Issuer issued and outstanding as of October 28, 2013.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Except as set forth in Item 1 above and the 2,238,000 common shares purchased on September 28, 2013 (the “Initial Shares”) previously reported in the Reporting Person’s Schedule 13D, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person has agreed that he will not sell the Shares or the Initial Shares prior to 18 months after the date of acquisition and thereafter at not less than $1.16 per share. The Reporting Person was appointed a director of the Issuer on October 17, 2013, as contemplated by the Subscription Agreement dated September 28, 2013 for the purchase and sale of the Initial Shares and the Shares. The Reporting Person does not have any other contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

      Subscription Agreement dated September 28, 2013 (incorporated by reference to the Reporting Person’s Schedule 13D).

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

October 29, 2013
/s/ Wei Gong
Wei Gong